Exhibit 12.01

COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year Ended December 31,				6 Months Ended

	1998	1999	2000[1]	2001	2002	2002	2003

	(In thousands)
Net loss	$(29,698)	$(26,868)	$(38,502)	$(60,317)	$(59,270)	$(30,360)	$(16,548)
Add:
Fixed charges	880	752	1,641	1,650	1,664	839	1,116

Earnings as adjusted	$(28,818)	$(26,116)	$(36,861)	$(58,667)	$(57,606)	$(29,521)	$(15,432)
Fixed charges
Interest	$768	$640	$504	$500	$501	$222	$460
Amortization of debt issue costs	—	—	—	—	—	—	46
Portion of rent representative of the interest factor	112	112	1,137	1,150	1,163	617	610

Total fixed charges	$880	$752	$1,641	$1,650	$1,664	$839	$1,116

Deficiency of earnings to cover fixed charges	$29,698	$26,868	$38,502	$60,317	$59,270	$30,360	$16,548

1Net loss excludes the cumulative effect of an accounting change of $8.6 million of contract revenues which were deferred upon adoption of Staff Accounting Bulletin 101.

          For the purposes of computing the ratio of fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest.